SECURITIES A[illegible] 04016354 [illegible]ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Assent LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Marine View Plaza, Suite 102
(No. and Street)

Hoboken (City) New Jersey (State) 07030 (Zip Code)

RECEIVED MAR - 1 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Nocella (201) 356-1425
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Assent LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

SWORN TO AND SUBSCRIBED BEFORE ME ON THIS DATE

FEB 24 2004

MILADIZ MENDEZ
Notary Public of New Jersey
Commission Expires 2/2/2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Assent LLC

(Formerly Prescient Securities, LLC)

Statement of Financial Condition
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and
Members of Assent LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Assent LLC (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2004

Assent LLC
(Formerly Prescient Securities, LLC)
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 16,144,980
Cash and securities segregated under Federal regulations	33,506,833
Deposits with clearing organizations	2,696,389
Receivable from brokers, dealers and clearing organizations	74,563,427
Receivable from customers	7,706,338
Securities owned, at market value	7,825,682
Furniture, fixtures and leasehold improvements, at cost less accumulated depreciation and amortization of $1,373,073	3,524,654
Receivable from affiliates	2,998,124
Other assets	1,240,924
Total assets	$ 150,207,351
Liabilities and Members' Equity	
Payable to brokers, dealers and clearing organizations	$ 42,608,465
Securities sold, but not yet purchased, at market value	6,919,285
Payable to customers	59,005,338
Payable to parent and affiliates	1,833,462
Accounts payable, accrued expenses and other liabilities	8,701,384
	119,067,934
Class C Members' Liability	9,132,875
Commitments and contingencies	-
Members' equity	22,006,542
Total liabilities and members' equity	$ 150,207,351

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Assent LLC ("the Company") is a Delaware limited liability company, whose Class A member is an indirect wholly owned subsidiary of SunGard Data Systems Inc. ("SunGard") a U.S. publicly owned corporation. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company engages in proprietary trading, securities execution, clearance, and corresponding clearing services to other firms.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities owned and securities sold, but not yet purchased, are valued at market based upon quoted prices.

Furniture and equipment are depreciated using straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less that are not held for resale in the ordinary course of business.

The Company is not subject to federal or state income taxes. The members of the Company are individually liable for the taxes on their share of the Company's income. The Company is subject to local unincorporated business taxes in the jurisdictions in which it operates.

3. Andover Brokerage, LLC Acquisition

On February 28, 2003, the Company's immediate parent acquired specified assets and liabilities as defined in the Asset Purchase Agreement of Andover Brokerage, LLC and affiliates, a self-clearing broker dealer that engaged in proprietary trading and securities execution. The Company's parent contributed certain net assets that were acquired in the acquisition and the Company recorded a capital contribution.

4. Cash and Securities Segregated Under Federal Regulations

At December 31, 2003, the Company had U.S. Treasury securities with a market value of $33,471,607, and cash of $29,576, segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company also had cash of $5,650, in a special bank account for the Proprietary Accounts of Introducing Brokers (PAIB) at December 31, 2003.

5. Receivable From and Payable to Brokers, Dealers And Clearing Organizations

At December 31, 2003, the Company had receivable from and payable to brokers, dealers and clearing organizations consisting of the following;

Receivable	
Securities failed to deliver	$ 1,626,398
Securities borrowed	70,325,489
Clearing organizations	2,611,540
	$ 74,563,427
Payable	
Securities failed to receive	$ 477,377
Securities loaned	38,823,630
Other	3,307,458
	$ 42,608,465

Securities failed to deliver represent receivables for securities sold that have not been delivered by the Company for which settlement date has passed. Securities failed to receive represent payables for securities purchased that have not been received for which settlement date has passed.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledge as necessary. The Company has received collateral of approximately $68,474,000 under securities borrow agreements of which the company has repledged approximately $37,925,000 under securities loan agreements.

The Company's customer financing and securities lending activities require the Company to pledge customer securities as collateral for various financing sources such as bank loans and securities lending. At December 31, 2003, the Company had approximately $9,957,000 of customer securities under customer margin loans that were available to be pledged, of which the Company has pledged approximately $6,300 under securities loan agreements.

6. Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 7,660,009	6,908,378
Options	165,673	10,907
	$ 7,825,682	$ 6,919,285

7. Receivable from and Payable to Customers

Receivable from and payable to customers represents amounts due on cash and margin securities transactions. Securities owned by customers that collateralize the receivables are not reflected in the accompanying statement of financial condition.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2003, the Company had net capital of $20,501,161, which exceeded its minimum requirement of $558,448 by, $19,942,713.

The Company is subject to Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2003 the Company computed the reserve requirement for customers and was required to segregate $31,094,422 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2003, the amount held on deposit in the special reserve bank account was $33,501,183.

The Company also computed the reserve requirement for proprietary accounts of introducing broker-dealers. At December 31, 2003 the Company's calculation required $966,463 to be segregated in the special reserve account for the exclusive benefit of our introducing broker-dealers. The amount on deposit in the reserve bank account at December 31, 2003 was $5,650. In order to meet the requirement, the Company deposited $1,500,000 into the special reserve account on January 2, 2004.

9. Commitments and Contingencies

The Company leases office space and equipment under lease agreements expiring on various dates through 2011. Certain leases contain provisions for rent escalation. The Company also has capital leases for equipment. At December 31, 2003, the future minimum rentals for the operating and capital leases are as follows:

	Operating	Capital	Total
2004	$ 3,920,749	$ 723,531	$ 4,644,280
2005	3,271,073	135,419	3,406,492
2006	3,004,274	3,319	3,007,593
2007	2,704,725		2,704,725
2008	2,237,665		2,237,665
Thereafter	4,033,324	-	4,033,324
	$ 19,171,810	$ 862,269	$ 20,034,079

In the normal course of business, the Company was named as a defendant in certain litigation and arbitrations arising out of its activities as a broker dealer in securities. Management believes, based on information currently available, that the results of such proceedings will not have a material adverse effect on the Company's financial condition.

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company securities activities involve execution, settlement and financing of various securities transactions. These activities may expose the Company to off balance sheet credit and market risk in the event customers, or other counterparties are unable to fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As part of its normal brokerage activities, the Company may sell securities not yet purchased. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby creating a liability to repurchase the security in the market at prevailing prices. Accordingly these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

Derivative contracts are financial instruments whose value is based upon the value of the underlying asset, index, reference rate, or any combination of these factors. The Company uses derivative financial instruments as part of its trading business. These financial instruments, which generally include exchange-traded options, expose the Company to varying degrees of market and credit risk. The Company records its derivative-trading activities at market value and unrealized gains and losses are recognized currently on the Statement of Operations.

The Company's customer securities transactions are transacted on either cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal margin guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requests the customer to deposit additional collateral or to reduce positions when necessary.

The Company records customer transactions on a settlement date basis, generally three days after trade-date. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers or other counterparties' are unable to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

11. Related Party Transactions

At December 31, 2003, the amount receivable from affiliates and payable to parent and affiliates represents amounts due to or from such parties for settlement of income and expense items.

12. SFAS 150

The Company's Class C members have a right to redeem upon the death of a member. In accordance with SFAS 150, the Company was required to reclassify these capital accounts from equity and expense the allocations of profits to these members beginning on October 1, 2003.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Stockholder of Assent LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Assent LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2004